SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Jabil Circuit, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

466313-10-3

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 466313-10-3	Page 2 of 4

1	Name of reporting person William D. Morean I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,325,852
	6	Shared voting power 8,335,502
	7	Sole dispositive power 1,325,852
	8	Shared dispositive power 8,335,502
9	Aggregate amount beneficially owned by each reporting person 9,661,354
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☒ Does not include 15,912 shares held by Mr. Morean’s spouse over which Mr. Morean disclaims beneficial ownership.
11	Percent of class represented by amount in Row 9 5.0%
12	Type of reporting person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 466313-10-3	Page 3 of 4

Item 1.	(a)	Name of Issuer: Jabil Circuit, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716

Item 2.	(a)	Name of Person Filing: William D. Morean (“Morean”)

Item 2.	(b)	Address of Principal Business Office or if None, Residence:

2201 4th Street North
Unit 201
Saint Petersburg, FL 33704

Item 2.	(c)	Citizenship: United States of America

Item 2.	(d)	Title of Class of Securities: Common Stock

Item 2.	(e)	Cusip Number: 466313-10-3

Item 3.	Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c): N/A

Item 4.	Ownership

	(a)	Amount Beneficially Owned (describe): 9,661,354

	(b)	Percent of Class: 5.0%

	(c)	Number of shares as to which such person has:

See Items 5-8 on the cover page.

Morean is a member of the management committee created under the William E. Morean Residual Trust and as such Morean is deemed to share beneficial ownership with Audrey M. Petersen (the other member of the management committee) of 8,335,502 shares held by such trust.

Morean is the sole trustee of the William D. Morean Trust, and has sole voting and dispositive power over the shares owned by the trust. As a result of these facts, Morean is deemed to be the beneficial owner of the 79,935 shares held of record by the trust.

CUSIP No. 466313-10-3	Page 4 of 4

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Morean is a member of the management committee created under the William E. Morean Residual Trust and as such Morean shares with Audrey M. Petersen (the other member of the management committee) the power to direct the receipt of dividends from, or proceeds from the sale of, the 8,335,502 shares held by such trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9. Notice of Dissolution of Group: N/A

Item. 10. Certification (see Rule 13d-1(b) and (c)): N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11 , 2015

./s/ William D. Morean
William D. Morean